May 13, 2005


Mail Stop 4561

Ms. Carrie Hartwick
Interim Chief Financial Officer
Hartcourt Companies, Inc.
3F, 710 Chang Ping Road
Shanghai, China 200040

Re:	Hartcourt Companies, Inc.
	Form 10-KSB for the year ended December 31, 2004
	File No. 1-12671

Dear Ms. Hartwick:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. Amend your Form 10-KSB to include an audit report for each of the two fiscal years ended December 31, 2004. Upon our review of your Form 10-KSB amendment, we may have additional comments.

Consolidated Statements of Operations, page F-4

2. We note that your 2003 consolidated statement of operations appears to have materially changed as compared to that which was filed with your 2003 Form 10-KSB. In light of the Exhibit 16 letter provided by your former accountants and filed with your Item 4.01 Form 8-K/A on January 20, 2005, supplementally advise us of the nature of these revisions. In addition, tell us why these revisions did not result in a financial statement restatement and a Form 10-KSB amendment. Finally, what consideration did you give to the filing of an Item 4.02 Form 8-K?

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



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Hartcourt Companies, Inc.
May 13, 2005
Page 3